Dixon Mill Investor, LLC
350 Veterans Boulevard
Rutherford, New Jersey 07070

February 10, 2004

TO HOLDERS OF UNITS OF
WILDER RICHMAN HISTORIC PROPERTIES II, L.P.

        Re: Offer to Purchase Units for $13,250 Per Unit

Dear Unit Holder:

        Enclosed is an OFFER TO PURCHASE 408 units of limited partnership interests ("Units") of Wilder Richman Historic Properties II, L.P. (the "Partnership") at a cash purchase price of $13,250 per Unit, without interest, less the amount of distributions made to you after the date of the Offer. Transfer fees, if any, will be paid by the Purchaser and will not be deducted from your proceeds. Capitalized terms not defined herein shall have the meanings given to them in the Offer to Purchase, dated February 10, 2004.

        Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

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  The Offer price is HIGHER THAN THE HIGHEST PRIOR OFFERS for Units of which Purchaser is aware, made in June 2003 for up to 80 Units at a price of $9,200 per Unit (equivalent to $7,875 per Unit, taking into account the August 2003 distribution of approximately $1,325 per Unit), in January 2004 for 32 Units, or approximately 4% of the outstanding Units, at a price of $11,500 per Unit, and in January 2004 for 317 Units, or approximately 40% of the outstanding Units, at a price of $13,000 per Unit. The General Partner of the Partnership made no recommendation as to whether Unit holders should tender their Units in response to the January 2004 offer for 317 Units.

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  On July 1, 2003, the General Partner of the Partnership filed a definitive consent solicitation statement with the Securities and Exchange Commission (the "General Partner's Consent Solicitation") asking limited partners to authorize the sale of the Partnership's properties for any amount that results in a distribution of cash to the limited partners of at least $9,000 per Unit (equivalent to $7,675 per Unit, taking into account the August 2003 distribution of approximately $1,325 per Unit, which, according to the General Partner's Consent Solicitation, would have reduced the amount of any distribution resulting from a sale of the Partnership's properties on a dollar for dollar basis). The General Partner's Consent Solicitation was unsuccessful and it is uncertain if or when limited partners will be asked to vote to authorize the sale of the Partnership's properties again.

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  Our Offer gives you the opportunity to receive $13,250 per Unit in CASH without waiting for an uncertain transaction.

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  $13,250 per Unit is $4,250 per Unit (or $5,575 per Unit, taking into account the August 2003 distribution of approximately $1,325 per Unit) more than the amount that we believe would be distributed if a proposal similar to the one described in the General Partner's Consent Solicitation were approved by the limited partners.

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  If the Partnership elects to sell its property, the Operating General Partner (as defined herein) has an option to acquire all the Purchaser's interests in the operating partnerships for the amount that the Partnership would have received in the sale. The Purchaser believes that the Operating General Partner would exercise this option if the General Partner proceeds with a proposal similar to the one set forth in the General Partner's Consent Solicitation and it is approved by the limited partners.

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  The Partnership has received three non-binding offers to purchase the Partnership's properties. The General Partner estimated that, depending on the outcome of due diligence to be performed by the prospective purchasers, a sale of the properties pursuant to one of such offers would result in a distribution of from $9,200 to $13,000 per Unit (equivalent to $7,875 to $11,675 per Unit, taking into account the August 2003 distribution of approximately $1,325 per Unit).

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  The General Partner stated in the Partnership's most recent Quarterly Report on Form 10-Q that, according to the Operating General Partner's preliminary capital needs assessment, the Partnership's properties need $12 million in capital improvements.

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  The Purchaser intends to solicit consents from Unit holders to amend the partnership agreement of the Partnership to permit the Purchaser to purchase 408 Units by deleting certain provisions relating to restrictions on transfers of Units (the "Consent Solicitation").

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  If the Offer is fully subscribed and the Consent Solicitation is successful, the Partnership almost certainly will be considered to have been terminated within the meaning of Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), which almost certainly will have an adverse effect on Unit holders who do not sell their Units in the Offer or who retain a portion of their Units after proration.

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  The Purchaser would hold 51% of the outstanding Units if the Offer is fully subscribed and the Consent Solicitation is successful, allowing it to control the outcome of any vote of Unit holders.

        We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal (green form) promptly in the envelope provided.

        The Offer is scheduled to expire on March 10, 2004. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact our information agent, MacKenzie Partners, at (800) 322-2885 (toll free).

Very truly yours,
/s/ DIXON MILL INVESTOR, LLC

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        The Purchaser plans to file a Consent Solicitation Statement with the Securities and Exchange Commission. WE URGE UNIT HOLDERS TO READ THE CONSENT SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT THE PURCHASER FILES WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Unit holders will be able to obtain a free copy of the Consent Solicitation Statement and other related documents filed by the Purchaser at the SEC's website at www.sec.gov. When available, the Consent Solicitation Statement and other related documents may also be obtained free of charge by contacting: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, (800) 322-2885. INFORMATION RELATING TO PERSONS WHO MAY BE DEEMED TO BE PARTICIPANTS IN THE CONSENT SOLICITATION AND THEIR INTERESTS IN THE CONSENT SOLICITATION ARE CONTAINED IN THE SCHEDULE 14A FILED WITH THE SEC BY THE PURCHASER UNDER RULE 14A-12 ON FEBRUARY 10, 2004.

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